# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Banzai International, Inc., CIK 0001826011
CUSIP: 06682J308
Title of class of securities: Class B Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington (WA), 98110
Date of event which requires filing of this statement: 04/06/2026
Filed by CIK 0002003684
Persons authorized to receive notices and communications: Joseph Davy, 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington (WA), 98110, (206) 414-1777

## Reporting persons
- Joseph Davy (CIK 0002003684): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: subject company funds (SC); sole voting power 27.4; shared voting power 0; sole dispositive power 27.4; shared dispositive power 0; aggregate amount beneficially owned 677,118 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.0001 per share
Name of issuer: Banzai International, Inc.
Address of issuer's principal executive offices: 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington (WA), 98110

## Item 2. Identity and Background
Name of person filing: Joe Davy
Residence or business address: The principal place of business for the Reporting Persons is 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington 98110
Present principal occupation or employment: The principal occupation of the Reporting Person is the Chief Executive Officer and chairman of the board of directors of the Issuer, whose principal business is marketing technology. The address of the Issuer is provided in Item 1(c).
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 6, 2026, the Issuer issued to the Reporting Person an aggregate of 446,004 shares of Class B Common Stock in connection with compensation arrangements previously approved by the Issuer's Compensation Committee and Board of Directors.

Of such shares, 297,336 shares of Class B Common Stock were issued in satisfaction of a performance-based stock grant with an aggregate value of $250,000, awarded upon the Issuer's achievement of a $15,000,000 market capitalization benchmark, as set forth in the Addendum to Executive Compensation Decision, dated November 19, 2025. In addition, 148,668 shares of Class B Common Stock were issued in lieu of a discretionary cash bonus in the amount of $125,000, which the Reporting Person elected to receive in equity pursuant to the terms of the Addendum.

The number of shares issued in each case was determined based on a per share price of $0.841, representing the closing price of the Issuer's common stock on April 2, 2026, the trading day immediately preceding the Issuance Date, in accordance with the pricing methodology approved by the Issuer's Board of Directors.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities described herein for compensation and incentive purposes in connection with his role as an executive officer of the Issuer.

Except as set forth herein, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, from time to time, acquire additional securities of the Issuer or dispose of securities of the Issuer in the open market or otherwise, subject to market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 677,118 shares of Class B Common Stock. Each share of Class B Common Stock entitles its holder to ten votes on all matters presented to our stockholders generally.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to 677,118 shares of the Issuer's Class B Common Stock. The Reporting Person does not share voting or dispositive power with any other person.
Transactions in the class effected during the past sixty days: The only transaction in the Issuer's Class B Common Stock effected by the Reporting Person during the past sixty days was the grant by the Issuer of 446,004 shares of Class B Common Stock to the Reporting Person on April 6, 2026, as compensation pursuant to the CEO Award. The shares were issued by the Issuer, and no cash consideration was paid.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable. Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

## Signatures
- Joseph Davy: /s/ Joseph Davy, Joseph Davy, CEO (04/09/2026)